SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F      X                Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On November 11, 2008, the Ministry of Knowledge Economy (the “MKE”) has announced its plan to adjust electricity tariff rates of Korea Electric Power Corporation (“KEPCO”) by increasing the average tariff rates for the commercial sector, the industrial sector, the educational sector and the street lighting sector by 3.0%, 8.1%, 4.5% and 4.5%, respectively. No change will be implemented for the residential and agricultural sectors. As a result of such adjustments, our overall average rate is expected to increase by 4.5%. The adjusted tariff will go into effect as of November 13, 2008.

The table below sets forth the average rate adjustments of each sector.

Commercial	Industrial	Educational	Street lighting	Residential & Agricultural	Average
3.0%	8.1%	4.5%	4.5%	No change	4.5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Kim, Myung-Whan
	Name:	Kim, Myung-Whan
	Title:	Director, Finance Team
Date: November 12, 2008